HR Ratings

Ownership structure



Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC


Board of Directors
Acting Head Compliance Officer
Managing Director Chief Risk Officer
HR Ratings®
Credit Rating Agency
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Managing Director Chief Business Development
Deputy Chief Credit Officer
Chief Credit Officer
Senior Executive Director Public Finance and Sovereing Debt
Senior Executive Director Public Finance and Infrastructure
Corporates Sr. Executive Director /ABS
Executive Director Corporates/ABS
Executive Director FI/ABS
Admin. Vice President.
HR Vice President
IT Director
Associate Director PF
Associate Director Metodology and Criteria
Sr. Manager Compl
Manager BD
Manager BD
Manager BD
Manager PF
Sr. Manager FI
Sr. Manager FI
Sr. Associate Compl.
Sr.Associate Admin
Sr. Associate HR
Sr. Associate BD
Sr. Associate TI
Programm
Sr.Associate PF
Sr. Associate PF
Sr. Associate Corp.
Sr. Associate Corp.
Sr. Associate FI
Sr. Associate Economics
Logistics Associate
Associate HR
Sr.Associate Operat.
Associate PF
Associate PF
Associate Infr.
Associate Operat.
Sr. Analyst PF
Sr. Analyst PF
Sr. Analyst Corpor
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Analyst Admin
Analyst Operation
Editor
Analyst Infra.
Analyst MC
Analyst Econom.
Analyst Risk
C. of the Board Assistant
Assistant Admin
Assistant RH
Reception
Assistant BD
Analyst PF
Analyst PF
Analyst PF
Analyst Corpor
Analyst Corpor
Analyst Corpor
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Assistant CEO
V. C. of the Board Assistant
IT Intern.
Intern PF
Intern FI
Intern FI
Intern FI
Logistics
Logistics
Logistics
Logistics
Logistics
Logistics
Logistics